

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2009

<u>Via Facsimile (212) 480-8421 and U.S. Mail</u>
Patricia Poglinco, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

> **Re: Consolidated-Tomoka Land Co.
> Preliminary Proxy Statement on Schedule 14A
> Filed March 9, 2009 by Wintergreen Fund, Inc., Wintergreen
> Partners Fund, LP, Wintergreen Partners Offshore Master Fund,
> Ltd., Renaissance Global Markets Fund, Wintergreen Advisers LLC
> and Wintergreen GP, LLC
> File No. 1-11350**

Dear Ms. Poglinco:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC 14A filed March 9, 2009

General

1.   Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2.	Please explain to us why you have not included Mr. Winter as a participant in this solicitation. In this regard, we note that Mr. Winter is a principal of the entities that are identified as filing persons and is a part of the group that jointly filed beneficial ownership reports reflecting ownership of the shares in Consolidated-Tomoka Land Co. Please refer to Instruction 3 of Item 4 of Schedule 14A.

3.	Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

4.	Please insert page numbers in the proxy statement.

Cover Letter

5.	Please revise the cover page to clearly state that the persons and entities listed are beneficial owners rather than "may be deemed" to be beneficial owners. Please make a corresponding revision in the section "Other Participant Information."

Background to the Solicitation

6.	Please revise your disclosure to direct shareholders to the location where each of the documents you reference in this section is publicly filed. In this regard, we note that information appears to have been included in a series of amendments to Schedule 13D and exhibits to Forms 8-K filed by Wintergreen and the company. To the extent documents described in this section are not publicly available, please supplementally provide us with such documents.

7.	Provide further detail regarding material developments related to your involvement with the company and its representatives. In this regard, we note the correspondence in the autumn of 2008 between the company and the Wintergreen parties with respect to the terms of the settlement and standstill agreement. Please provide a summary of the material terms of the initial company proposed agreement, the material revisions you proposed and the reasons why you believe the agreement, as initially proposed, would not have been within your and/or shareholders' best interests.

8.	Please revise to clarify that the company accepted the nominations of Mr. John J. Allen and Mr. Jeffrey B. Fuqua as proposed by you in your letter to the company dated November 20, 2008. We note that both directors are included in the company's slate of directors up for election at the next annual meeting.

Proposal 1-Election of Directors

9.   Please clarify that if the current nominees you are presenting in your proxy statement are elected and Messrs. Fuqua and Allen are elected, five of the eleven-member board would consist of Wintergreen candidates.

10.   Please revise the biographical information of Ms. Neal such that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biography to ensure that you completely describe Ms. Neal's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>. In this regard, there appears to be a gap and/or ambiguity with respect to the period from March 2008 through to the present.

11.   We note the participants reserve the right to vote for a substitute nominee. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Proposal 2-Declassification of the Board of Directors

12.   For each of proposals 2, 3, and 4, disclose in further detail the potential effects, both positive and negative, on existing security holders of the company if the current constitutive documents are amended or policy is adopted in the manner proposed.

13.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "[a] study by researchers…found a significant positive link between governance practices favoring shareholders …and firm value…,";

- [s]hareholder proposals recommending annual elections received, on average, 63.9% of the vote in the first half of 2007, according to RiskMetrics Group…,"

- "RMG also found the prevalence of classified boards…has fallen dramatically…,"

- "[m]ore companies than ever before have separated Chairman and CEO positions…,”; and,

- [t]he National Association of Corporate Directors includes independent board leadership as one of its key principles to strengthen corporate governance…”

Where the basis of support is other documents such as the reports and articles you cite to in footnotes, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Proposal 3-Separation of the Offices of Chairperson and Chief Executive Officer

14. Explain the basis, or provide support for, your belief that the Executive Cash Bonus Criteria plan is a "poorly thought out plan and exemplifies the hazard of having a joint CEO/Chairman leading the company."

Solicitation of Proxies

15. It appears that you intend to solicit proxies via mail, telephonically, through telefax, email newspapers and the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

16. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

17. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Other Participant Information

18. You have disclosed the information required by Item 5(b) of Schedule 14A only with respect to the Wintergreen nominees. Consistent with the requirements of

Item 5(b) and Instruction 3 to Item 4 of Schedule 14A, please revise and provide the information called for with respect to each <u>participant</u>.

<u>Other Matters and Additional Information</u>

19. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

<u>Closing Comments</u>

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions